Exhibit 3.17

State of Delaware Secretary of State Division of Corporations Delivered 02:31 PM 09/28/2010 FILED 02:31 PM 09/28/2010 SRV 100948526 – 4878429 FILE

State of Delaware

Limited Liability Company

Certificate of Formation

Of

Benchmark Communities, LLC

First: The name of the limited liability company is Benchmark Communities, LLC.

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, zip code 19808. The name of the Registered agent at such address is Corporation Service Company.

In Witness Whereof, the undersigned has executed this Certificate of Formation this 27th day of September 2010.

/s/ James F. Mosier
James F. Mosier, Secretary